February 10 2014	Writer’s Direct Contact +1 (212) 468.8179 apinedo@mofo.com

Duc Dang, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Vaulted Gold Bullion Trust
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted January 15, 2014
CIK No. 0001593812

Dear Mr. Dang:

On behalf of our clients, the Bank of Montreal and the Vaulted Gold Bullion Trust (the “Trust”), we are responding to two of the comments transmitted by the Staff to us on February 7, 2014 to amendment no. 1 to the draft registration statement submitted for the Staff’s confidential review on January 15, 2014.  The Trust intends to respond to the comments with a public filing but would first like to resolve the ongoing reporting requirement as that will impact various documents.  We appreciate the Staff's willingness to review our response on this matter and we would appreciate the opportunity to discuss our response.

Below, we identify in bold the SEC Staff’s comment and note in regular type our response.  Page number references in our responses refer to the Registration Statement.

General

5.          If you intend on relying on a reduced/modified reporting obligation, please explain your basis for such reliance.

As discussed with the Staff, we intend to rely on a modified reporting obligation.  The trust was created for the sole purpose of issuing the depositary receipts.  The trust will have no business or operations other than issuing the depositary receipts, which represent the interest of the holder of the depositary receipt to gold bullion.  The trust should not be viewed as a separate issuer for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Bank of Montreal, the sponsor of the trust, already is subject to reporting requirements under the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act.

February 10, 2014
Page Two

Unlike other gold products, the trust is not a “managed” product nor is it an exchange-traded fund.  The trust will not, and the depositor will not, purchase or sell the trust’s gold bullion other than upon a request of a holder of a depositary receipt.  The trust will not enter into any derivatives or other transactions.  The trust is a passive entity that exists for the sole purpose of issuing the depositary receipts.  The depositary receipts are merely an instrument that represents a holder’s interest in gold bullion.

As we have previously discussed with the Staff, each depositary receipt represents the entire and undivided interest in the underlying gold bullion; the trustee performs only clerical or ministerial services on behalf of the receipt holders; neither the trustee nor the depositor provides a guarantee or otherwise enhances the creditworthiness of the depositary receipt; the gold bullion is not considered an asset of either the trustee or the depositor.  The depositary receipts will not be listed or traded on a securities exchange.  There will be no developments to report on an annual report on Form 10-K or on quarterly reports on Form 10-Q, since the trust has no business or operations.  We propose to follow the approach employed in connection with the Merrill Lynch sponsored HOLDRs receipts—that is, the trust would file current reports on Form 8-K to disclose a material development and the prospectus would be updated or supplemented periodically in order to keep the prospectus current under Section 10 of the Securities Act.

Custody of the Gold Bullion, page 35

9.          We note your response to comment 24 and your revised disclosure.  Please clarify how frequently the external auditor will audit the physical storage of the gold at the Mint.

We would like to discuss the audit requirement with the Staff in conjunction with discussing further the modified reporting requirements we refer to in the response to comment 5 above.

We appreciate in advance your time and attention to this matter.  Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo
Anna T. Pinedo